EXHIBIT A

To the Advisory Agreement

Between SSGA Funds Management, Inc. and SSGA Active Trust (formerly, SSgA Active ETF Trust)

As consideration for the Adviser’s services to each of the following Funds, the Adviser shall receive from each Fund a unitary fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month.

The Adviser will pay all of the expenses of each Fund below except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, fees and expenses associated with holdings of acquired funds for cash management purposes, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses.

Fund	Annual % of average daily net assets
SPDR SSGA Multi-Asset Real Return ETF	0.50%
SPDR SSGA Income Allocation ETF	0.50%
SPDR SSGA Global Allocation ETF	0.35%
SPDR Blackstone Senior Loan ETF	0.70%
SPDR SSGA Ultra Short Term Bond ETF	0.20%
SPDR DoubleLine Total Return Tactical ETF	0.55%
SPDR DoubleLine Short Duration Total Return Tactical ETF	0.45%
SPDR DoubleLine Emerging Markets Fixed Income ETF	0.65%
SPDR SSGA US Sector Rotation ETF	0.70%
SPDR SSGA Fixed Income Sector Rotation ETF	0.50%
SPDR Nuveen Municipal Bond ETF	0.40%
SPDR Loomis Sayles Opportunistic Bond ETF	0.55%
SPDR Blackstone High Income ETF	0.70%
SPDR Nuveen Municipal Bond ESG ETF	0.43%

Dated: April 4, 2022